PCDocsIDBOS1430257.1- 8 -

BOS1430257.1
BOS1430257.1



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
                              Solicitation/Recommendation Statement
                                Pursuant to Section 14(d)(4) of the
                                Securities Exchange Act of 1934

                 BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. II
                         A DELAWARE LIMITED PARTNERSHIP
                          (Name of the Subject Company)

                  BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. II
                         A DELAWARE LIMITED PARTNERSHIP
                      (Name of Person Filing Statement)

                                    UNITS
                         (Title of Class of Securities)

                                  100650209
                      (CUSIP Number of Class of Securities)

                             Renate Harrison, Esq.
                             c/o MMA Financial, LLC
                                101 Arch Street
                                Boston, MA 02110
                                 (617) 439-3911
                     (Name, Address and Telephone Number of
           Persons Authorized to Receive Notices and Communications on
                    Behalf of the Person(s) Filing Statement)

                                   Copies to:
                              Joseph T. Brady, Esq.
                                                           Nixon Peabody LLP
                               101 Federal Street
                                Boston, MA 02110
                                 (617) 345-1000




[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

  Item 1. Subject Company Information

         The name of the subject company is Boston Financial Qualified Tax Credits L.P. II, a Delaware limited partnership (the "Partnership"), which has its principal executive offices at 101 Arch Street, Boston, Massachusetts 02110. The general partners of the Partnership are Arch Street, Inc., a Massachusetts corporation and Arch Street Limited Partnership, a Massachusetts limited partnership (together, the "General Partner") with principal executive offices at 101 Arch Street, Boston, Massachusetts 02110. The telephone number of the principal executive offices of the subject company and its General Partner is
(617) 439-3911.

         The title of the class of equity securities to which this statement relates is the Partnership's Units ("Units"), representing units of limited partnership interests in the Partnership. There are currently 60,000 Units issued and outstanding, held by 3,995 limited partners.

 Item 2. Identity and Background of Filing Person

         The name and address of the Partnership, which is the subject company and the person filing this statement, are set forth in Item 1 above.

         This Schedule 14D-9 relates to the offer by Everest Housing Investors 2, L.P., a California limited partnership (the "Purchaser"), to purchase up to 3,000 issued and outstanding Units at a price of $30 per Unit, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase Units in the Partnership, dated October 13, 2004, as it may be supplemented, modified or amended from time to time (the "Everest Offer").

         Based on the information provided by the Purchaser in the Everest Offer, the address of the Purchaser's principal executive offices is 155 North Lake Avenue, Suite 1000, Pasadena, California 91101.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

         Except as described below, to the knowledge of the Partnership, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership, its executive officers, directors or affiliates and the Purchaser, its executive officers, directors or affiliates.

         In response to a request by the Purchaser or its affiliate, on or about November 24, 2003, four Boston Financial limited partnerships, including the Partnership, furnished to the Purchaser (1) copies of fiscal year 2002 audits for the lower tier property partnerships invested in by the limited partnerships, and (2) a spreadsheet summarizing the cash flow and residual allocations for each of the property partnerships (collectively, the "Confidential Information"). The Confidential Information was furnished pursuant to a letter agreement executed by the parties, under the express condition that the Purchaser would not use, or permit any of its affiliates, employees, consultants or professionals to use, the Confidential Information for any purpose other than evaluating the residual value of the limited partnerships' investments. The limited partnerships made no representations as to the accuracy of the Confidential Information, and it was agreed that any reliance by the Purchaser on the information was at its own risk.

         On information and belief, the Purchaser's actions in commencing the tender offer constitute a breach of its letter agreement with the limited partnerships and/or violate federal and/or state securities laws and/or regulations. Based on (among other things) the foregoing and its rights under the relevant partnership agreement, the Partnership reserves the right to impose restrictions on the transfers of units effected pursuant to the tender offer, refuse registration of unit assignments, and/or refuse to admit assignees as substitute limited partners.

         On August 24, 2004, eight separate Boston Financial limited partnerships, including the Partnership (collectively, the "Partnerships"), and their general partners commenced litigation against the Purchaser and three other Everest-related entities in Massachusetts state court, seeking a declaratory judgment that certain materials the Everest entities sought to inspect are not "books and records" of the Partnerships, and that the Everest entities are in any case not entitled to inspect said information under applicable partnership agreements, partnership law or otherwise. On August 25, 2004, the Purchaser and one other Everest-related entity commenced a parallel action in Los Angeles, California Superior Court against the Partnerships and their general partners, claiming, among other things, that the defendants breached relevant partnership agreements and their fiduciary duties by failing to make "books and records" available for inspection. On August 25, 2004, the plaintiffs' request in the California action for a restraining order compelling defendants to make the books and records available for inspection was denied by the court. On October 7, 2004, the Partnerships and Everest-related entities agreed to dismiss the California case and litigate all remaining issues in the context of the Massachusetts litigation. The California case was dismissed on October 12, 2004.

Item 4. The Solicitation or Recommendation

         Following the receipt of the terms of the Everest Offer, the General Partner reviewed and considered the offer on behalf of the Partnership. For the reasons stated below, the General Partner recommends against tendering units in connection with the Everest Offer:

- Given that, in conjunction with this tender offer, the Purchaser may have benefited from certain Confidential Information, as described in
           Item 3 above, the Partnership reserves the right to impose restrictions on the transfers of units effected pursuant to the tender offer, refuse registration of unit assignments, and/or refuse to admit assignees as substitute limited partners.

- Information provided in the Direct Investments Spectrum, an industry publication, suggests that market prices for similar transactions (exclusive of transactions fees) have tended to exceed the Everest Offer price.

- Limited Partners who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties, although there can be no assurance as to the timing, amount or occurrence of any future distributions.

- Please also note that if the Limited Partner does not tender Units and he/she has losses that have not yet been used to offset passive income, these losses would continue to accrue to the Limited Partner and therefore would not be released at this time.

     In addition, the Limited Partners of the Partnership should consider the following:

- Neither the Partnership nor, to the General Partner's knowledge, the Purchaser has retained a third party to perform an evaluation or an appraisal to determine whether the price offered in the Everest Offer is fair.

- Limited Partners who tender their Units could recognize a taxable gain and corresponding tax liability upon sale of their Units; therefore, the limited partners should consult with their respective advisors about the financial, tax, legal and other consequences of the Everest Offer.

- As the market for the Units is an illiquid market, the Everest Offer will provide the limited partners with an immediate opportunity to liquidate their investment in the Partnership.

     Neither the Partnership nor any executive officer, director, affiliate or subsidiary of the Partnership currently intends to tender or sell the Units that are held of record or beneficially owned by them pursuant to the Everest Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

      Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to the limited partners on its behalf concerning the Everest Offer.

Item 6. Interest in Securities of the Subject Company

      Neither the Partnership nor the General Partner or any of their executive officers, directors, affiliates or subsidiaries affiliates have affected any transactions in the Units during the past 60 days.

Item 7. Purposes of the Transaction and Plans or Proposals

(a) No negotiation is being undertaken by the Partnership in response to the Everest Offer, which relates to or would result in: (1) a tender offer for or other acquisition of securities by or of the Partnership; (2) an extraordinary transaction such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership; (3) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary;
(4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

(b) There are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Everest Offer that relates to or would result in one or more of the matters referred to in item 7(a).


Item 8. Additional Information

     None.

Item 9. Exhibits

1.   Recommendation

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2004

                     BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. II

                     By:      Arch Street, Inc., its general partner

                     By:      /s/ Michael H. Gladstone
                               Name: Michael H. Gladstone
                              Title: Vice President


            By:      Arch Street Limited Partnership, its general partner

            By:      Arch Street, Inc., its general partner

            By:      /s/ Michael H. Gladstone
                     Name: Michael H. Gladstone
                     Title: Vice President

           BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. II,
                         A DELAWARE LIMITED PARTNERSHIP
                                101 Arch Street
                                Boston, MA 02110

                                                      October 26, 2004

Dear Limited Partner:

         As you are aware, a bidder has made an offer to purchase units representing units of limited partnership interests ("Units") of Boston Financial Qualified Housing Tax Credits L.P. II, a Delaware limited partnership (the "Partnership").

         Everest Housing Investors 2, L.P., a California limited partnership, has made an offer (the "Everest Offer") to purchase Units for a cash purchase price of $30 per Unit, without interest, upon the terms and conditions set forth in the "Offer to Purchase for Cash 3,000 Units of Limited Partnership Interests in Boston Financial Qualified Housing Tax Credits L.P. II," dated October 13, 2004.

         The General Partner is recommending against tendering Units with respect to the Everest Offer because, in making its tender offer, the Purchaser may have improperly used Confidential Information provided to it by the Partnership and the offer price appears to be low. Although the General Partner recommends against tendering Units, the General Partner believes that Limited Partners should carefully consider the following factors in making their own decision about whether to accept or reject the Everest Offer:

- Given that, in conjunction with this tender offer, the Purchaser may have benefited from certain Confidential Information, the Partnership reserves the right to impose restrictions on the transfers of units effected pursuant to the tender offer, refuse registration of unit assignments, and/or refuse to admit assignees as substitute limited partners.

- Information provided in the Direct Investments Spectrum, an industry publication, suggests that market prices for similar transactions (exclusive of transactions fees) have tended to exceed the Everest Offer price.

- Limited Partners who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties, although there can be no assurance as to the timing, amount or occurrence of any future distributions.

- Please also note that if the Limited Partner does not tender Units and he/she has losses that have not yet been used to offset passive income, these losses would continue to accrue to the Limited Partner and therefore would not be released at this time.

     In addition, the Limited Partners of the Partnership should consider the following:

- Neither the Partnership nor, to the General Partner's knowledge, the Purchaser has retained a third party to perform an evaluation or an appraisal to determine whether the price offered in the Everest Offer is fair.

- Limited Partners who tender their Units could recognize a taxable gain and corresponding tax liability upon sale of their Units; therefore, the limited partners should consult with their respective advisors about the financial, tax, legal and other consequences of the Everest Offer.

- As the market for the Units is an illiquid market, the Everest Offer will provide the limited partners with an immediate opportunity to liquidate their investment in the Partnership.

         A copy of the Partnership's Statement on Schedule 14D-9 has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Everest Offer. Limited Partners are advised to carefully read the Schedule 14D-9.

     Should you have any questions concerning Everest Offer, please call our Portfolio Services Team at 1-800-823-4828 between 9am and 5pm Central Time.

                                                     Sincerely,

                   BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. II

                  By:     Arch Street, Inc., its general partner

                  By:      /s/ Michael H. Gladstone
                           Name: Michael H. Gladstone
                           Title: Vice President


              By:      Arch Street Limited Partnership, its general partner
              By:      Arch Street, Inc., its general partner

              By:      /s/ Michael H. Gladstone
                       Name: Michael H. Gladstone
                       Title: Vice Pres